(212) 373-3025

(212) 492-0025

jkennedy@paulweiss.com

July 11, 2008

Via EDGAR

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Mail Stop 3561

     Triarc Companies, Inc. — Amendment No. 1 to
Registration Statement on Form S-4 (File No. 333-151336)

Ladies and Gentlemen:

     On behalf of Triarc Companies, Inc. (“Triarc” or the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) of the Company, together with Exhibits, marked to indicate changes from the Company’s Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2008 (the “Registration Statement”).

     Amendment No. 1 reflects the responses of the Company and Wendy’s International, Inc. (“Wendy’s”) to comments received from the Staff of the Commission (the “Staff”) in a letter from Max Webb, dated June 30, 2008 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1. We are also delivering courtesy copies of the marked version of Amendment No. 1 to Julie Bell.

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Form S-4

Summary, page 4

1. Please include a summary of the terms of the merger agreement and Triarc’s and Wendy’s reasons for engaging in the transaction. Refer to Items 4(a)(l) and (2) of Form S-4.

Response to Comment 1:

     In response to the Staff’s comment, the Company and Wendy’s have included a summary of the terms of the merger agreement and Triarc’s and Wendy’s reasons for engaging in the transaction. See pages 4 and 7.

The Companies, Page 4

2. Please include the state and date of incorporation for Triarc.

Response to Comment 2:

     In response to the Staff’s comment, the Company has added the state and date of incorporation for Triarc. See page 4.

3. Please provide us with a copy of the QSR magazine you refer to.

Response to Comment 3:

     The Company has supplementally provided to the Staff the article from the August 2007 edition of QSR Magazine. In accordance with Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”), the Company requests that the supplemental information requested be returned promptly following the completion of the Staff’s review thereof.

Recommendations of the Board of Directors Relating to the Merger; Wendy’s, page 6

4. Please disclose the conflicts of interest and any other reasons that Kerrii B. Anderson is abstaining from recommending that Wendy’s shareholders vote for the adoption of the merger agreement.

Response to Comment 4:

     In response to the Staff’s comment, Wendy’s has included the reasons why Kerrii B. Anderson is abstaining from recommending that Wendy’s shareholders vote for the adoption of the merger agreement. See page 6.

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Interests of Triarc Directors and Wendy’s Directors and Executive Officers in the Merger; Wendy’s, page 7

5. Please disclose the aggregate amounts to be paid to the directors and executive officers of Wendy’s as a result of the merger. We suggest a table format.

Response to Comment 5:

     In response to the Staff’s comment, Wendy’s has disclosed the aggregate amounts to be paid to the directors and executive officers of Wendy’s as a result of the merger. See page 9.

Dissenters’ Rights, page 8

6. Please include a cross reference to the information provided pursuant to Item 18 of Form S-4. Refer to Item 3(j) of Form S-4.

Response to Comment 6:

     In response to the Staff’s comment, the disclosure on page 10 has been revised to include a cross reference to the description of dissenters’ rights beginning on page 80 in “The Merger—Dissenters’ Rights.”

Regulatory Matters, page 8

7. Please include a statement as to the status of the approval of U.S. antitrust laws. Refer to Item 3(i) of Form S-4.

Response to Comment 7:

     In response to the Staff’s comment, the disclosure on page 10 has been revised to include a statement as to the status of the approval of U.S. antitrust laws.

Voting by Triarc and Wendy’s Directors and Executive Officers, page 13

8. Please include a statement here as to the votes required for approval of the proposed transaction. Refer to Item 3(h) of Form S-4.

Response to Comment 8:

     In response to the Staff’s comment, the Company and Wendy’s have revised the applicable disclosure to include a statement as to the stockholder and shareholder votes required for the approval of the proposed transaction. See page 15.

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Wendy’s/Arby’s Unaudited Pro Forma Combined Adjusted EBITDA and Reconciliation to Pro Forma Net Income from Continuing Operations, page 24

9. We note that management believes pro forma EBITDA and pro forma adjusted EBITDA are useful because they are frequently used by security analysts, investors, and other interested parties to evaluate companies in the restaurant industry. However, this reason does not appear to be a substantive reason, specific to you, why this non-GAAP performance measure is useful. Refer to note 44 of FR-65 for guidance. Please either remove the presentation in its entirety or substantially revise to more clearly describe the substantive reasons specific to you why management believes the measure provides useful information to investors. To the extent you do not remove the presentation of these non-GAAP measures, please revise to disclose why you believe it is useful to investors to disregard each of the items eliminated from the measures. In addition, we note that certain eliminated items appear to be of the nature that are reasonably likely to recur within two years or have occurred within the prior two years, which is specifically prohibited by Item 10(e)(l)(ii)(B) of Regulation S-K. For additional guidance, see the Frequently Asked Questions Regarding Management’s Use of Non-GAAP Measures located on the Commission website at www.sec.gov for further guidance.

Response to Comment 9:

     The Company has advised us that, as noted in the first sentence of the Wendy’s/Arby’s Unaudited Pro Forma Combined Adjusted EBITDA and Reconciliation to Pro Forma Net Income from Continuing Operations, on page 27, pro forma EBITDA and pro forma adjusted EBITDA will be used by Company management as performance measures for benchmarking against Arby’s peers and competitors. EBITDA and adjusted EBITDA are also utilized in the Company’s internal financial reporting as a basis upon which Company management measures performance and a variation of such measures are used as the basis for determining incentive compensation, for its named executive officers.

     In response to the Staff’s comment, the Company has amended its disclosure of the reasons that pro forma EBITDA and pro forma Adjusted EBITDA provide useful information to investors. See Page 27.

     Although the Company agrees with the Staff’s interpretation of Item 10(e)(1)(ii)(B) of Regulation S-K regarding the recurrence of items for which the Company is adjusting EBITDA, the Company believes that for the reasons discussed below, these items are non-recurring in nature and although similar items may have recurred in consecutive years in the past, additional costs for these items are not expected to be incurred after 2008.

     The Company has advised us that its corporate restructuring costs, as further described in Note 18 – Facilities Relocation and Corporate Restructuring, to the Company’s 2007 consolidated financial statements, related to the closing of the Company’s New York headquarters offices and the complete transfer of all of the

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Company’s senior executive responsibilities to the Arby’s Restaurant Group executive team in Atlanta, Georgia. As described in Note 7 – Facilities Relocation and Corporate Restructuring to the Company’s three months ended March 30, 2008 condensed consolidated financial statements, the Company does not currently expect to incur additional charges with respect to the corporate restructuring for the remainder of fiscal 2008.

     Wendy’s has advised us that its corporate restructuring costs, as further described in Note 9 – Restructuring Reserves, to Wendy’s 2007 consolidated financial statements, related to additional costs for a cost reduction program that began in 2006. In addition, as described in Note 12 – Restructuring Reserves, to Wendy’s condensed consolidated financial statements for the three months ended March 30, 2008, all remaining costs in connection with this corporate restructuring are expected to be paid in 2008.

     The Special Committee costs, as further described in Note 9 – Restructuring Reserves, to Wendy’s 2007 consolidated financial statements, primarily consist of financial and legal advisory fees related to the activities of the Special Committee formed by Wendy’s board of directors. The Special Committee was formed to investigate strategic options including, among other things, revisions to Wendy’s strategic plan, changes to its capital structure, or a possible sale, merger or other business combination. These costs will cease upon the completion of the merger described in the Registration Statement.

     For the reasons noted above, the Company and Wendy’s believe that these adjustments to EBITDA do not reflect an effort to eliminate items that would likely smooth or distort EBITDA. Rather, the Company and Wendy’s believe that the elimination of these amounts reflect adjustments that would be made in the internally utilized EBITDA calculations described above. In addition, the Company and Wendy’s believe that any third party undertaking a review of the combined financial statements of the two companies would similarly disregard these items in order to facilitate an analysis of EBITDA from ongoing operations. The Company and Wendy’s therefore request that the Staff permit the inclusion of these items in connection with the calculation of pro forma adjusted EBITDA.

10. Also, please revise to reconcile pro forma EBITDA and pro forma adjusted EBITDA, both non-GAAP performance measures, solely to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(l)(i)(B).

Response to Comment 10:

     The Company has advised us that it believes that the reconciliation of Pro Forma EBITDA and Pro Forma Adjusted EBITDA, for purposes of the Registration Statement, is more properly reflected with the reconciliation of these measures to income (loss) from continuing operations, rather than a reconciliation to net income. In accordance with Article 11, 210.11 -02(b)(5), 210.11 -02(b)(6) and 210.11 -02(b)(7) of

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Regulation S-X, “Pro-Forma Financial Information, Preparation Requirements,” the pro forma condensed income statements presented shall disclose income (loss) from continuing operations, adjustments directly related to the transaction and primary and fully diluted per share data based on continuing operations. As such, the Company believes that the reconciliation of pro forma EBITDA and pro forma adjusted EBITDA to income (loss) from continuing operations more accurately reflects the nature of the pro forma financial information required to be presented in the Registration Statement.

Risk Factors, page 25

11. Please note that information may be incorporated by reference only as permitted by items in S-4. It appears that you are not eligible to incorporate by reference under Item 3 of Form S-4. Please revise to include the information required by this item, or provide us with your analysis as to why you believe you can incorporate by reference.

Response to Comment 11:

     In response to the Staff’s comment, the Company and Wendy’s have removed the reference to the incorporation of certain risk factors by reference into the Registration Statement. See page 29.

Pending shareholder litigation could prevent or delay the closing..., page 28

12. Provide us with copies of the complaints in the shareholder litigation discussed in this risk factor.

Response to Comment 12:

     The Company and Wendy’s are supplementally furnishing the Staff with copies of the complaints in the Wendy’s shareholder litigation. In accordance with Rule 418 of the Securities Act, the Company and Wendy’s request that the supplemental information requested be returned promptly following the completion of the Staff’s review thereof.

The Merger, page 31
Background of the Merger, page 31

13. Please send us copies of the board books and any other materials provided by the financial advisors to assist the board in evaluating the transaction. Also, provide us a copy of the engagement letters.

Response to Comment 13:

     The presentation materials prepared by Wachovia Securities for the Triarc board of directors at its April 23, 2008 meeting and summarized in the Registration Statement under the caption “Opinion of Triarc’s Financial Advisor” and the engagement letter, dated April 21, 2008, between Wachovia Securities and the Company are being

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provided to the Staff under separate cover by counsel for Wachovia Securities on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act. In accordance with such Rule, counsel for Wachovia Securities has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Wachovia Securities also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

     The presentation materials prepared by Greenhill & Co., LLC for the Wendy’s board of directors at its April 23, 2008 meeting and summarized in the Registration Statement under the caption “Opinion of Wendy’s Financial Advisor” and the engagement letter, dated November 6, 2007, between Greenhill & Co., LLC and Wendy’s are being provided to the Staff under separate cover by counsel for Greenhill & Co., LLC on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act. In accordance with such Rule, counsel for Greenhill & Co., LLC has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Greenhill & Co., LLC also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

     The presentation materials prepared by J.P. Morgan Securities Inc. for the Wendy’s board of directors at its April 23, 2008 meeting and the engagement letter, dated May 14, 2007, between J.P. Morgan Securities Inc. and Wendy’s, as amended on November 8, 2007 and April 9, 2008, are being provided to the Staff under separate cover by counsel for J.P. Morgan Securities Inc. on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act. In accordance with such Rule, counsel for J.P. Morgan Securities Inc. has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for J.P. Morgan Securities Inc. also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

14. Please revise to expand your discussion regarding the negotiation of the principal terms of the merger, including providing more background information on how the exchange ratio was determined. Clarify in the first paragraph on page 46 which side proposed the merger consideration.

Response to Comment 14:

     In response to the Staff’s comment, the Company and Wendy’s have expanded the discussion regarding negotiation of the principal terms of the merger on page 50. In addition, substantial discussion regarding the negotiation process is included in the chronology on pages 35-52.

15. Refer to the fourth paragraph on page 33. Please add language explaining briefly what a stapled ABS financing package is.

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Response to Comment 15:

     In response to the Staff’s comment, the Company has supplemented the applicable disclosure by adding an explanation of a stapled “ABS financing package.” See page 37.

16. Please revise to expand your discussion regarding the duties of the Special Committee and range of strategic alternatives to be explored as discussed in the meeting on May 14, 2007.

Response to Comment 16:

     In response to the Staff’s comment, Wendy’s has expanded its discussion of the Special Committee’s duties and the range of alternative transactions to be explored. See page 37.

17. We note the Form 8-K filed by Wendy’s on April 18, 2008 which contained Wendy’s response to a letter sent that morning by Mr. May. Please revise the disclosure to include the specifics of the letters exchanged by Mr. May and Wendy’s. Please also discuss the reasons provided in Wendy’s letter for rejecting the April 15, 2008 offer proposed by Trian through Trian Acquisition I Corp. and the April 16, 2008 offer proposed by Triarc.

Response to Comment 17:

     Wendy’s and Triarc do not believe that the specific details of the letters exchanged on April 18, 2008 are material to the mix of information to be considered by their respective shareholders/stockholders. The letters were exchanged at a point in time when the negotiations between Wendy’s and Triarc were particularly contentious and have no bearing on the agreement that was subsequently reached by the parties and endorsed by their respective Boards of Directors. Wendy’s and Triarc would respectfully ask the Staff to reconsider its comments in light of the foregoing considerations.

     Please note that the reasons for Wendy’s rejection of the April 15 and April 16, 2008 proposals are set forth in the discussion of those proposals on pages 47 and 48.

18. Please provide a discussion of the risks and uncertainties that concerned the Special Committee if Wendy’s were to merge with Trian Acquisition I Corp as discussed on page 43. Please also disclose why the Special Committee instructed JPMorgan to advise Trian and Triarc that “their best opportunity to effect a transaction with Wendy’s in the time available for further action would be to focus on a transaction that did not involve Trian Acquisition I Corp.” and discuss why the Special Committee viewed the merger of Wendy’s with and into Green Merger Sub, Inc., as a preferable outcome.

Response to Comment 18:

     In response to the Staff’s comment, Wendy’s has added the requested discussion of the Special Committee’s and its advisors’ views regarding the Trian Acquisition I Corp. proposal. See page 47.

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Triarc Board of Directors’ Recommendation, page 49

19. Please revise into two lists: one of the factors the board believed favored the merger; the other of factors that did not favor the merger. If the board did not consider any negative factors, so state.

Response to Comment 19:

     With respect to each factor considered, the Company has advised us that its board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the Company’s board of directors conducted an overall assessment of such factors in determining whether to approve the merger. Although Wendy’s board of directors determined that certain factors favored the merger and others did not favor the merger, the Company’s board of directors made no such determination. Therefore, the Company believes that separating the factors considered by the Company’s board of directors into two such lists would not accurately describe the actions taken by the Company’s board of directors in evaluating the merger.

20. The factors supporting or not supporting the merger must be explained in enough detail for investors to understand. Conclusory statements or listing of generalized areas of consideration, such as “certain industry, economic and market conditions and trends” or “trends in the quick service restaurant industry” are not acceptable. You will need to revise this section to explain how each of the factors listed support or do not support the decision to approve the merger.

Response to Comment 20:

     In response to the Staff’s comment, the Company has provided additional details to the applicable disclosure. See page 54.

Opinion of Triarc’s Financial Advisor, page 52

Wendy’s Financial Analyses; Selected Company Trading Analysis, page 55

21. Please disclose the criteria Wachovia Securities used to determine the other quick service restaurant companies. For example, disclose how the selected companies compared with Wendy’s in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. In that regard, tell us the statistics Wachovia Securities analyzed for comparison purposes with respect to the other quick service restaurant companies and if these statistics helped determine which companies to compare or if these statistics were analyzed after the companies were already identified.

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Response to Comment 21:

     With respect to the portion of the Staff’s comment as to the criteria Wachovia Securities used to determine the other quick service restaurant companies selected, the Company advises the Staff that Wachovia Securities determined the selected companies primarily because they operated in the quick service restaurant industry, which is the industry in which Wendy’s and Triarc operate and because, as is the case with Wendy’s and Triarc, each had an enterprise value in excess of $150 million. The disclosure appearing on page 59 of Amendment No. 1 has been revised in response to the Staff’s comment.

     With respect to the portion of the Staff’s comment as to whether any companies meeting the selection criteria were excluded from Wachovia Securities’ analyses, the Company advises the Staff that Wachovia Securities did not exclude from its selected companies analyses companies that Wachovia Securities identified as meeting the selection criteria. The Company notes, however, as is disclosed on page 64 of Amendment No. 1, that no company, business or transaction used in Wachovia Securities’ financial analyses as a comparison is identical to Wendy’s, Triarc or the merger and that such analyses necessarily involve judgment. In light of the foregoing and the Staff’s comment, the Company has added disclosure on page 64 of Amendment No. 1 to indicate that Wachovia Securities’ selected companies analyses and selected transactions analysis may not necessarily utilize all companies, businesses or transactions that could be deemed comparable to Wendy’s, Triarc or the merger.

     With respect to the portion of the Staff’s comment related to the statistics Wachovia Securities analyzed for comparison purposes with respect to the other quick service restaurant companies and whether these statistics were analyzed after the companies were already identified, the Company advises the Staff that the statistics utilized by Wachovia Securities in its selected companies analyses are disclosed on page 60 of Amendment No. 1 (i.e., latest 12 months EBITDA, calendar year 2008 projected EBITDA and calendar year 2009 projected EPS) and that such statistics of the selected companies were reviewed for purposes of Wachovia Securities’ analyses after the selected companies were identified.

Miscellaneous, page 59

22. Please quantify the fees paid to Wachovia Securities upon rendering the opinion. Additionally, please quantify and provide a detailed description of the contingent nature of the fee to be paid to Wachovia Securities upon consummation of the merger.

Response to Comment 22:

     The disclosure appearing on page 64 of the Registration Statement has been revised in response to the Staff’s comment.

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23. Please disclose the amounts known or estimated to be received by Wachovia Securities and its affiliates for services rendered to Triarc and Wendy’s for the previous two years. Refer to Item 1015(b) of Regulation M-A.

Response to Comment 23:

     The disclosure appearing on page 64 of the Registration Statement has been revised in response to the Staff’s comment to provide the aggregate fees received by Wachovia Securities and its affiliates from Triarc since July 1, 2006 from certain lending relationships with an affiliate of Triarc (as disclosed in the summary of Wachovia’s opinion in the Registration Statement) and other financial services. The Company notes for the Staff that, in the case of Wendy’s, it believes that the requested disclosure is not required under Item 1015(b) of Regulation M-A (which refers to the subject company and its affiliates) given that Wendy’s is not an affiliate of the subject company (i.e., Triarc, the entity to which Wachovia Securities rendered its opinion). However, the Company supplementally advises the Staff that, with respect to the commercial banking relationship Wachovia has with Wendy’s that is disclosed in the Registration Statement, the aggregate fees received by Wachovia Securities and its affiliates since July 1, 2006 were approximately $500,000 and, thus, not material to Wachovia Securities and its affiliates.

Opinion of Wendy’s Financial Advisor, page 60

24. Please disclose why the analyses provided to the Wendy’s board of directors were based on an assumed exchange ratio of 4.20 shares although the opinion was given on the agreed exchange ratio of 4.25 shares.

Response to Comment 24:

     In response to the Staff’s comment, the relevant disclosure has been supplemented to indicate why the analyses provided to the Wendy’s board of directors were based on an assumed exchange ratio of 4.20 shares and the opinion was given on the basis of the agreed exchange ratio of 4.25 shares. See page 66.

Stand-Alone Valuations of Wendy’s; Wendy’s Comparable Company Analysis, page 62

25. Please tell us the criteria Greenhill used to determine the comparable companies. For example, disclose how the selected companies compared with Wendy’s in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. In that regard, please tell us the statistics Greenhill analyzed for comparison purposes with respect to the comparable companies and if these statistics helped determine which companies were “comparable companies,” or if these statistics were analyzed after the comparable companies were already identified.

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Response to Comment 25:

     With respect to the portion of the Staff’s comment as to the criteria Greenhill used to determine the comparable companies selected, Greenhill has advised Wendy’s that it chose the selected companies primarily because they were publicly-listed companies in a segment of the restaurant industry similar to that in which Wendy’s operates and based on its judgment as to which publicly-listed companies were most relevant for purposes of its analysis. The disclosure appearing on page 67 of Amendment No. 1 has been revised in response to the Staff’s comment.

     With respect to the portion of the Staff’s comment as to whether any companies meeting the selection criteria were excluded from Greenhill’s analyses, Greenhill has advised Wendy’s that it used its judgment as to whether a company that it identified as meeting the selection criteria should be included in its analysis. Wendy’s notes for the Staff, however, as is noted in the current disclosure appearing on page 72 of Amendment No. 1, that no restaurant company is directly comparable to Wendy’s.

     With respect to the portion of the Staff’s comment related to the statistics Greenhill analyzed for comparison purposes with respect to the other comparable companies and whether these statistics were analyzed after the companies were already identified, Greenhill has advised Wendy’s that the statistics utilized in its comparable companies analyses are disclosed on page 67 of Amendment No. 1 (i.e., the ratio of enterprise value to EBITDA and the ratio of share price to estimated earnings for fiscal years 2008 and 2009) and that such statistics of the selected companies were reviewed for purposes of Greenhill’s analyses after the comparable companies were identified.

26. We note your disclosure regarding the various valuation procedures that Greenhill used in its analysis. Please revise to provide additional detail on the steps of the valuation analysis. For example, explain why the particular multiples were chosen, as well as why a particular range of premiums were applied. Please note that these examples are not intended to be an exhaustive list.

Response to Comment 26:

     In response to the Staff’s comment, the disclosure has been revised. See pages 67 through 71.

27. Please disclose the downside sensitivities underlying Wendy’s management projections that were used to determine the implied value per Wendy’s common share. Please also provide similar disclosure in the Stand-Alone Valuations of Triarc section on page 63.

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Response to Comment 27:

     In response to the Staff’s comment, the disclosure has been revised. See pages 68 and 69.

28. Please disclose the precedent transactions reviewed by Greenhill. Additionally, disclose the criteria Greenhill used to determine the comparable transactions to be used for analysis. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

Response to Comment 28:

     In response to the Staff’s comment, the disclosure has been revised. See pages 68 and 69.

The Amendment to Triarc’s Certificate of Incorporation, page 97

29. It appears that each of the amendments proposed here should be unbundled. Please revise or advise.

Response to Comment 29:

     In response to the Staff’s comment, the Company notes that Proposal 1, Proposal 2, and Proposal 3 (all part of the same amendment to the Company’s certificate of incorporation) have already been “unbundled” within the Registration Statement.

     The only proposal to amend to Triarc’s certificate of incorporation that could be unbundled is Proposal 4. Proposal 4 involves changing the name of the Company, the addition of certain minority stockholder protections, the addition of certain restrictions on the power of the board of directors and the addition of certain restrictions on the scope of the Company’s business. Each of these changes is required by the merger agreement. The Company believes that the revisions referred to above are qualitatively different than the type of corporate governance-related and control-related provisions to which unbundling would typically apply, as noted in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004).

     Unbundling is generally appropriate where a transaction includes new provisions to a company’s charter that limit or restrict the rights of existing stockholders, such as the addition of a staggered board, limitations on the removal of directors, supermajority voting provisions, delaying an annual meeting for more than a year, the elimination of ability to act by written consent, and/or changes in minimum quorum requirements. In contrast, the amendments to Triarc’s certificate of incorporation in Proposal 4 provide additional protections to certain existing minority stockholders. These existing minority stockholders are not currently entitled to such protections. Because these protections provide additional rights to the existing minority stockholders, they are not the type of provisions that should require specific itemization

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in a proxy card to which unbundling should apply. Moreover, these revisions, which are conditions of, and exhibits to, the merger agreement, are fully disclosed throughout the Registration Statement.

     The application of unbundling would add several new measures to the voting process and proxy card. Consequently, the Company has informed us that it believes unbundling would overly complicate the voting process and the proxy card in a manner that would likely create confusion among voting stockholders and would not foster the clarity of issues that unbundling seeks to promote.

     In light of the fact that the provisions referenced by the Staff provide protection to stockholders and that the application of unbundling would create confusion, the Company believes that the Staff should not require the unbundling of the amendments to the Company’s certificate of incorporation.

Triarc Annual Meeting, page 102
Solicitation of Proxies, page 107

30. We note that proxies may be solicited by mail, telephone, fax, personal interviews or other methods of communication. Confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Response to Comment 30:

     The Company confirms that it will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Triarc Compensation Discussion & Analysis, page 127
1999 Executive Bonus Plan; Overview, page 129

31. Please disclose what negative discretion the Performance Committee exercised and the reasons for exercising such negative discretion with respect to paying bonuses in 2006 and 2005 under Part II of the 1999 Executive Bonus Plan. Please provide a similar discussion in the 2007 Bonus Determinations section on page 139 with respect to Mr. Garden’s bonus under the 1999 Executive Bonus Plan.

Response to Comment 31:

     The Company has advised us that for fiscal 2006, the Company’s performance committee exercised its negative discretion to reduce aggregate bonuses for six eligible executives participating in Part II of the 1999 Executive Bonus Plan (the “Plan”) by $13,448,125; factors that played a role in the exercise of such negative discretion included amounts payable to two of the named executive officers under Part I of the Plan for fiscal 2006, time spent by certain of the executives on matters relating to Trian Fund Management, L.P. and not directly involving the operations of the Company,

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and the overall cash compensation payable to the executive officers covered by Part II of the Plan for fiscal 2006. The Company has advised us that for fiscal 2005, the Company’s performance committee exercised its negative discretion to reduce aggregate bonuses for three eligible executives participating in Part II of the Plan by $850,000; factors that played a role in the exercise of such negative discretion included amounts payable to two named executive officers under Part I of the Plan for fiscal 2005 and the overall cash compensation payable to the executives covered by Part II for fiscal 2005.

     Mr. Edward Garden was eligible to receive a pro-rated bonus payment of $2,659,375 under Part II of the Plan in respect of 2007. The potential award was pro-rated reflecting Mr. Garden’s service through June 30, 2007. In addition, the Company’s performance committee exercised negative discretion under the Plan with respect to Mr. Garden’s award, resulting in an actual payment to Mr. Garden of $1,338,000; factors that played a role in the exercise of such negative discretion included time spent by Mr. Garden in fiscal 2007 on matters relating to Trian Fund Management, L.P. and not directly involving the operations of the Company and the overall cash compensation payable to Mr. Garden for fiscal 2007.

     The Registration Statement has been revised as requested. See pages 135 and 146.

Fiscal 2008 Awards, page 130

32. You have not provided quantitative disclosure of the goals for modified EBITDA, earnings per share and stock price appreciation on Triarc’s Class B common shares when awarding annual bonuses. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss further how difficult it will be for you or the named executive officer to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K. Please provide similar disclosure with respect to the Fiscal 2007 Awards section on page 130, ARG 2007 Bonus Incentive Plan section on page 131, the 2002 Plan section on page 132 and the 2007 Bonus Determinations section on page 139.

Response to Comment 32:

     The Company has revised the Registration Statement to include the performance based criteria for fiscal year 2007 (the “Performance Based Criteria”) under Part II of the Plan. To this end, the identification of the Performance Based Criteria for fiscal year 2007, which was a “Modified EBITDA” target of $192.5 million, has been provided in Amendment No. 1. See page 136.

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     The Company does not believe that the 2008 Modified EBITDA target, Earnings Per Share target and Stock Price Appreciation target should be disclosed because these targets were established by the Compensation Committee based only on the operating and financial results for the pre-merger Arby's operations, and in fact were set prior to the announcement of the proposed Triarc/Wendy’s merger. Consequently, these performance targets were derived from and relate solely to the pre-merger operations of Arby's, which will account for only a part of the post-merger operations of a substantially larger Arby's/Wendy's combined operation. Presenting these targets without an adjustment for the merger could mislead investors because (i) such disclosure will fail to reflect the more limited and substantially different context in which the 2008 targets were set (i.e. for Arby's operations only) and (ii) such disclosure could easily lead to the mistaken impression that Arby’s based targets will be met or exceeded due to the inclusion of the results of Wendy’s operations. To account for this unintended consequence of the merger, the terms of the Executive Bonus Plan empower the Performance Committee to adjust performance targets to reflect the occurrence of certain extraordinary transactions, such as the Triarc/Wendy's merger, to the extent consistent with Section 162(m) of the Internal Revenue Code, as well as to exercise negative discretion to reduce any performance awards. Although the Performance Committee has not yet determined the exact action that should be taken in connection with the 2008 performance awards under the Plan, the Company believes the 2008 awards will have to be re-evaluated for adjustment in light of the impact the merger will have on Triarc’s 2008 Modified EBITDA, earnings per share and Triarc’s stock price and that to provide the 2008 award targets now would be premature and misleading to investors.

33. Please disclose the role of your independent compensation consultant in establishing the three performance metrics for determining bonus payments under the 1999 Executive Bonus Plan.

Response to Comment 33:

     The Company has advised us that its performance compensation sub-committee utilized the services of its compensation committee’s independent compensation consultant in establishing the three performance metrics for determining bonus payments under Part II of the Plan. In particular, the independent compensation consultant provided information relating to the Company’s peer group regarding commonly used performance metrics for senior executive compensation, analyzed the impact of the achievement of the performance metrics at threshold, target and maximum performance on the projected total cash compensation and total direct compensation for the eligible executives, and provided the Company’s performance compensation sub-committee with materials setting forth its analysis. The Registration Statement has been revised as requested. See page 137.

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Unaudited Pro Forma Combined Condensed Financial Statements, page 180
Pro Forma Adjustments, page 185
Adjustment 2, Merger consideration

34. We note that less than 10% of the purchase price has been allocated to franchise agreements. Please supplementally provide us with an analysis supporting the appropriateness of the amount allocated to this intangible. Also in this regard, please tell us what consideration was given to allocating a portion of the purchase price to supplier relationships.

Response to Comment 34:

     The Company has advised us that although the Staff is correct in its observation that less than 10% of the purchase price has been allocated to franchise agreements, it is important for the Staff to note that almost 15% of the excess of merger consideration over tangible book value of Wendy’s assets and liabilities acquired, including the write-up of properties to fair value, was allocated to franchise agreements. This further increases the value assigned to franchise agreements to almost 43% of the total consideration, after considering the amount allocated to trade names, which the Company believes is a more significant intangible asset and driver of franchise revenues. The Company has utilized an outside valuation firm to assist in the purchase price valuation. The analysis supporting the franchise agreement value allocation is being supplementally furnished to the Staff. The Company requests that the materials so provided to the Staff be treated as supplemental information under Rule 418 under the Securities Act and be returned by the Staff upon completion of its review.

     With respect to the second part of the Staff’s comment, Wendy’s advised the Company that as of March 30, 2008 there were commitments with suppliers; these commitments are generally short-term in nature. However, there were a number of supplier relationships which had favorable terms relative to the then current market rates for the products which were supplied under the related contracts. However, the amounts were not considered to be material and no value was ascribed to those supplier relationships in connection with the purchase price allocation included in the Registration Statement. The Company has advised us that upon the consummation of the merger, it will re-evaluate the then current favorability of any supplier relationships and, if appropriate, may allocate a portion of the purchase price to those relationships.

Adjustment 3(E)

35. We note the reclassification of amounts in the Wendy’s historical condensed balance sheet to conform to Triarc presentation, including an amount reclassified from assets held for disposition to prepaid and other current assets, and an amount reclassified from properties to other intangible assets. Assets held for disposition should continue to be classified separately on the face of the balance sheet in accordance with paragraph 30 of SFAS 144. Please revise or tell us why you believe the reclassification is appropriate. Also, tell us the nature of the amount that was previously classified as property and why you believe the item is now appropriately classified as an intangible asset.

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Response to Comment 35:

     The Company has advised us that in preparing the pro forma financial statements, it considered paragraph 30 of SFAS 144. On a consolidated basis, including the $4.0 million reclassified amount noted in the Staff’s comment, the total assets held for disposition is $4.6 million. As noted in Codified Staff Accounting Bulletin Topic 1.M.1., Assessing Materiality in Financial Statements, “a matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.” In the Concepts Statement 2, the FASB stated the essence of the concept of materiality is as follows:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

     In light of the definitions of materiality noted above, the Company has advised us that it believes that the amount of assets held for disposition is not material to the pro forma condensed current assets or total assets and, as such, should not have to be classified separately on the face of the pro forma balance sheet.

     The amount previously classified as property, which was reclassified to an intangible asset, reflects the net book value of acquired and internally developed software which had been capitalized in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. FASB Statement (“SFAS”) No. 142, Goodwill and Other Intangible Assets, which amends FASB Staff Implementation Guide (SFAS 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed), Question 21 — Computer Software: Guidance on Applying Statement 86, clarified that software subject to SFAS 86 is subject to the provisions of SFAS 142; and therefore, should be classified as an intangible asset. Accordingly, the Company’s policy is that software subject to SOP 98-1 be classified as an intangible asset.

Adjustment, 3(F)

36. We note the reclassification of amounts in the Wendy’s historical statements of operations to conform to Triarc presentation. Please explain to us why an amount was reclassified from an expense to franchise revenues and whether the change represents a difference in accounting policies between the two entities. Also explain to us how you determined the appropriateness of a reclassification of an amount from income taxes to interest expense.

Response to Comment 36:

     Paragraph 5 of SFAS 45, Accounting for Franchise Fee Revenue, states that franchise fee revenue is recognized when all material services or conditions relating

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to the sales have been substantially performed by the franchisor. The amounts described in the Staff’s comment relate to miscellaneous fees that do not rely on the performance of any additional services by the franchisor. The Company’s policy is to include all franchise fees in franchise revenues while Wendy’s policy is to include the fees as a reduction of general and administrative expenses. While the Company notes that this represents a change in accounting policy for Wendy’s, the reclassified amounts are not material to either franchise revenues or total revenues and has been made to conform Wendy’s policy to that of Triarc.

     The reclassification of amounts to interest expense from income taxes reflects interest on a potential underpayment of taxes recognized in accordance with paragraph 15 of Financial Accounting Standards Board Interpretation 48 (“FIN 48”): Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109. Paragraph 19 of FIN 48 states that “interest recognized in accordance with paragraph 15 of this interpretation may be classified in the financial statements as either income taxes or interest expense, based on the accounting policy election of the enterprise.” The Company has advised us that its accounting policy is to include FIN 48 interest expense as interest expense while Wendy’s included FIN 48 interest expense in income taxes. Accordingly, the Company believes that it has appropriately reclassified Wendy’s FIN 48 interest expense in the pro forma income statements to interest expense.

Adjustment, 3(I)

37. We note the increase in tax expense relating to the non-deductibility of a portion of Wendy’s special committee costs. Please explain to us how the factors involved in this business combination and the assumptions subsequently used resulted in a different conclusion than previously determined.

Response to Comment 37:

     The Company has advised us that the costs of the Wendy’s Special Committee were considered to be deductible for income tax purposes when incurred during 2007 because such costs were considered to be business advice and not related to any potential sale or merger transaction. A portion of these costs related to payments that were made to the Special Committee’s investment banking advisors J.P. Morgan & Co. and Lehman Brothers. The engagement letters with J.P. Morgan & Co. and Lehman Brothers provided that, in the event of a sale or merger transaction, a transaction fee, less amounts previously paid, would be due. After fiscal year 2007 and the first quarter 2008 periods in which the costs were incurred, the proposed merger was announced and has now resulted from the work of Wendy’s Special Committee. With the merger, certain fees will be non-deductible for income tax purposes and an adjustment of the historical tax expense was required.

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Authorized Capital Stock of Wendy’s/Arby’s, page 193
Pre-emptive Rights, page 193

38. Please provide a definition of financial distress. Also disclose who will determine if and when Wendy’s/Arby’s is in financial distress.

Response to Comment 38:

     The term “financial distress” is not defined in the amendment to Triarc’s certificate of incorporation, and is only used in the context of the issuance of preferred stock to affiliates of Wendy’s/Arby’s. A determination as to when Wendy’s/Arby’s is in financial distress will be made by the board of directors of Wendy’s/Arby’s or a committee thereof but, as disclosed in the Registration Statement, the audit committee of the Wendy’s/Arby’s board of directors will be required to approve any such issuance of preferred stock.

Annex B

39. Delete the language “and may not be used for any other purpose” in the second to last paragraph of the opinion.

Response to Comment 39:

     The Company advises the Staff that the language included in Wachovia Securities’ opinion which has been referenced by the Staff in its comment above is intended to emphasize the context and purpose of the opinion (i.e., that the opinion is for the purpose of evaluating the merger and not for any other purpose, such as, for example, for purposes of an appraisal for accounting or tax purposes). The Company believes that the language does not constitute the type of language which the Staff has indicated would be considered objectionable as articulated in its Division of Corporation Finance bulletin entitled “Current Issues and Rulemaking Projects” on November 14, 2000.

Triarc Companies, Inc. and Subsidiaries; Form 10-K for the year ended December 30, 2007 as filed on 2/29/2008

Notes to Consolidated Financial Statements

Note 1, Summary of Significant Accounting Policies Leases, page 68

40. Please tell us why favorable leases are amortized to “depreciation and amortization, excluding amortization of deferred financing costs” and unfavorable leases are amortized to “cost of sales, excluding depreciation and amortization,” rather than being amortized to the same expense line item.

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Response to Comment 40:

     As set forth in Note 1, Summary of Significant Accounting Policies, Leases, to the Company’s consolidated financial statements for the fiscal year ended December 30, 2007, favorable and unfavorable lease amounts are recorded as components of other intangible assets and other liabilities, respectively, when the Company purchases restaurants. As noted in Codified Staff Accounting Bulletin Topic 11. B., Depreciation and Depletion Excluded from Cost of Sales, “…charges for depreciation, depletion and amortization of property, plant and equipment…” can be placed in a separate account on the statement of operations. The Company has advised us that it believes that Codified Staff Accounting Bulletin Topic 11.B. includes the amortization of intangible assets within its scope and therefore has determined that such charges should be included in its statement of operations line item “depreciation and amortization, excluding amortization of deferred financing costs.” The amortization of unfavorable leases, which is a credit (not a charge) to the statement of operations, would not appear to meet the definition of a charge as described above and should not be included in the depreciation caption. Because this credit is effectively an adjustment of rent expense, the Company has advised us that it determined that the credit should be treated as a reduction of the rent expense which is an item included in cost of sales, excluding depreciation and amortization in the Company’s statement of operations. This presentation of the credit amortization is also consistent with the Company’s application of the amortization of its vendor incentives and rebates which are recorded as a reduction of the cost of sales, excluding depreciation and amortization statement of operations line item.

Note 2, Significant Risks and Uncertainties, Sale of Deerfield, page 74

41. We note that the expenses incurred by the company after September 30, 2007 relating to the Deerfield sale are to be paid by the REIT. Please tell us how this amount was taken into consideration when calculating the gain on the sale and your reasons for such conclusion.

Response to Comment 41:

     The Company has advised us that the expenses incurred by the Company on the sale of Deerfield & Company, LLC had no effect on the calculation of the gain on the sale. As set forth in Note 3 in Triarc’s Annual Report on Form 10-K for the fiscal year ended December 30, 2007, these expenses remain the Company’s liability until they are paid by the REIT and, as noted above, they are to be paid by the REIT. Therefore, the $6,216,000 of expenses that had not been paid by the REIT as of December 30, 2007 are included in both accounts and notes receivable and accrued expenses and other current liabilities in the Company’s consolidated balance sheet, with no effect on the gain on the sale.

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Note 15, Income Taxes, page 94

     42. We note from your reconciliation of statutory to actual income tax expense that 2007 taxes included a $1.1 million charge related to entity simplification and $2.3 million of adjustments related to prior year tax matters. Please tell us the nature of these items and why they were appropriately recognized in fiscal 2007.

Response to Comment 42:

     The Company has advised us that the $1.1 million charge is a one-time adjustment to deferred taxes required to recognize the simplification of the Company’s legal entity structures. The Company simplified its corporate structure on December 30, 2007 principally through the conversion of a number of wholly-owned subsidiaries into single member limited liability companies that are treated as disregarded entities for tax purposes and through certain subsidiary-into-parent mergers. As a result of this simplification, certain income tax net operating losses carry forwards and state income tax credits previously available and expected to be utilized are no longer available to the Company. In addition, the apportioned statutory tax rates at which deferred taxes are expected to be settled or realized were re-determined for the new structure. The income tax charge to remove deferred tax benefits related to the net operating loss carry forwards and state income tax credit carry forwards was partially offset by a benefit from the reduction in the expected rate at which the deferred taxes would be settled or realized. The Company has advised us that it believes the net charge is appropriately recognized in 2007 because the change in the tax status of the subsidiaries from wholly-owned subsidiaries into single member limited liability companies occurred on December 30, 2007.

     The Company has advised us that the $2.3 million benefit related to prior year tax matters is the result of differences between the estimated tax adjustments for non-temporary items in the 2006 financial statements and the actual non-temporary items reported on the 2006 income tax returns (e.g., provision-to-return true-up adjustment). The majority of the true-up is to adjust the estimate of non-deductible expenses associated with company aircraft. On June 14, 2007, the Internal Revenue Service issued Proposed Treasury Regulation §1.274 -10 regarding the computation of non-deductible aircraft expenses. The Company believes that this proposed ruling allowed it to compute the non-deductible expenses in a manner more favorable than the method employed for the income tax provision included in the 2006 consolidated financial statements. Consequently, the Company utilized the more favorable method for the 2006 tax return filed in September 2007. The Company believes that the net benefit of $2.3 million is appropriate to recognize in 2007 because the tax adjustments reflected in the financial statements were reasonable estimates and the actual tax adjustments were not determined until the Proposed Treasury Regulation noted above was issued prior to the completion of the Federal and State 2006 income tax returns.

* * * * *

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     If you have any questions concerning the above responses, please do not hesitate to contact me at the above number.

Very truly yours,

/s/ John C. Kennedy
John C. Kennedy

Attachments

cc:	Nils H. Okeson,
Triarc Companies, Inc.
Paul D. Ginsberg
Jeffrey D. Marell
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Leon M. McCorkle, Jr.
Wendy’s International, Inc.
Rick L. Burdick
J. Steven Patterson
Akin Gump Strauss Hauer & Feld LLP